JORDAN K. THOMSEN

Vice President and Counsel

(212) 314-5431

Fax: (212) 314-3953

VIA EDGAR

August 3, 2012

Ms. Alison White

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Selective Review Request

AXA Equitable Life Insurance Company

Separate Account No. 70 of AXA Equitable Life Insurance Company

Initial Registration Statement on Form N-4

File Nos. 811-22651 & 333-182903

Dear Ms. White:

On July 27, 2012, AXA Equitable Life Insurance Company (“AXA Equitable”) filed pursuant to the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (“1940 Act”), the above-referenced Registration Statement with respect to AXA Equitable’s Separate Account No. 70.

This Registration Statement relates to a new national version of the Accumulator® Series variable deferred annuity contract to be issued by AXA Equitable with variable investment options funded through AXA Equitable’s Separate Account 70. The contract will be offered and sold through both AXA Equitable’s wholesale distribution channel and its retail distribution channel. To this end, the principal underwriters of Separate Account 70, and the distributors of Accumulator® Series contracts are AXA Distributors, LLC and AXA Advisors, Inc., both of which are affiliates of AXA Equitable.

The principal differences between the new version of the Accumulator® Series (“Accumulator® 13.0”) and the current version (“Accumulator® 11.0”) are outlined below.

Accumulator® 11.0 is covered by AXA Equitable’s Form N-4 Registration Statement File No. 333-64749 and has been offered continuously since it became effective under the 1933 Act. It is intended that once the Registration Statement becomes effective, and subject to state approval, Accumulator® 13.0 will replace the old contract for new offers and sales.

In reliance upon Securities Act Release No. 6510 and Investment Company Act Release No. 13768 (February 15, 1984), we hereby request selective review from the Commission and its Staff of the disclosure related to the principal differences in the Accumulator® 13.0 design as listed below. Except for the disclosure relating to the principal differences, the disclosure set forth in this initial N-4 Registration Statement is not substantially different from disclosure that has been previously filed with the Commission and commented on by the Staff in relation to the Accumulator® 11.0 Registration Statement.

The principal differences between Accumulator® 11.0 and Accumulator® 13.0 are as follows:

•	The Series C version of the contract has been discontinued.

•	The minimum initial contribution amount has been increased to $25,000 for all contract Series.

•

For Series CP®, the credit percentage that applies to first year total contributions is 3%. There is no longer a breakpoint structure whereby 4% is credited to contracts with first year contributions of $350,000 or more.

•

The contract fees for Series CP® and Series L have changed. In addition, any time after the second contract date anniversary, we reserve the right to increase or decrease the GMIB, the “Greater of” death benefit and the GWBL (collectively, “the guaranteed benefits”) fees. Advance notice of any fee change will be provided and the contract owner will be given an opportunity to drop the guaranteed benefits or to exercise the GMIB. Any change in the fees is no longer tied to a reset. This fee increase or decrease design was introduced in AXA Equitable’s Retirement Cornerstone® 12 filing (333-178750; 811-22651), which was filed with the Commission and reviewed by the Staff.

•	For purposes of calculating the asset transfer program (“ATP”), the difference between the minimum and maximum transfer points has been increased from 10% to 20%.

We would greatly appreciate the Staff’s effort in providing us with comments by September 26, 2012, or as soon as practicable thereafter. We will then file a Pre-Effective Amendment that will address any Staff comments to the prospectus. Also, we will provide any additional exhibits (including contract forms) that might be necessary.

Please contact the undersigned at (212) 314-5431 or Christopher Palmer, Esq. of Goodwin Procter LLP at (202) 346-4253 if you have any questions or comments.

Very truly yours,

/s/ Jordan K. Thomsen
Jordan K. Thomsen

cc: Christopher E. Palmer, Esq.

AXA Equitable Life Insurance Company

1290 Avenue of the Americas, New York, NY 10104